SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 5-1-02

For the month of May, 2002

ICOS VISION SYSTEMS CORPORATION N.V.
(Translation of Registrant's Name Into English)

Researchpark Haasrode, Zone 1
Esperantolaan 9, 3001 Heverlee, Belgium
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Exhibit 1 Proxy Materials relating to the ICOS Vision Systems Corporation N.V. Extraordinary Meetings to be held on June 5, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.
(Registrant)

Date: May 21, 2002

By: ______________________
Name: Antoon DeProft
Title: President

#1110771 v\1 - cheungrc - nt2r01!.doc - 19248/1

EXHIBIT 1

ICOS Vision Systems Corporation N.V.
Researchpark Haasrode - Zone 1
Esperantolaan, 9 3001 Heverlee
H.R. Leuven Nr. 80.817

NOTICE IN CONNECTION WITH THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS OF ICOS VISION SYSTEMS CORPORATION NV TO BE HELD ON JUNE 5, 2002

Since the attendance quorum of 50% of the capital was not attained at the extraordinary general meeting of May 14, 2002, and as announced in the notice for such extraordinary general meeting, you are hereby invited to a second extraordinary general meeting of Stockholders (the "Extraordinary Meeting") of ICOS Vision Systems Corporation NV (the "Company") that will be held on June 5, 2002, at 11:00 a.m. local time at the Company's offices in 3001 Heverlee, Esperantolaan 9, Belgium, for the following purposes:

* Notification to the stockholders of the enclosed Board of Directors' special report with respect to the authorized capital, pursuant to Article 604 of the Belgian Company Code.

1. To consider and act upon a proposal to authorize the Board of Directors, during a period of five (5) years as of the publication of the decision of the Extraordinary Meeting, to increase the capital of the Company in one or more times by a maximum amount of three million six hundred fifty-nine thousand eight hundred seventy-eight point fifty-three euro (3,659,878.53 EUR) (issue premium, if any, not included) through a contribution in kind or in cash or the conversion of reserves, including profits brought forward, share premium and revaluation reserves, under the conditions set out in the Board of Directors' special report.

   Accordingly, to consider and act upon a proposal to replace Article 7.1 of the Company's Articles of Association by the following provision:

   "The Board of Directors is authorized, during a period of five (5) years as of the publication of the modification of the Articles of Association that was decided upon by the extraordinary general meeting that was convened for that purpose on June 5, 2002, to increase the capital of the Company in one or more times by a maximum amount of three million six hundred fifty-nine thousand eight hundred seventy-eight point fifty-three euro (3,659,878.53 EUR) (issue premium, if any, not included) through a contribution in kind or in cash or the conversion of reserves, including profits brought forward, share premium and revaluation reserves.
   The authorization is renewable.
   This authorization may be used under the conditions set out in the Board of Directors' special report. Such capital increases may be realized by (i) issuing shares, (ii) issuing warrants or options that entitle the holder thereof to subscribe for shares, or (iii) issuing convertible loans.

<u>*This English version is translated from the original dutch version and is for information purposes only.*</u>

Issue premiums, if any, shall be booked on a non-disposable account that constitutes – in the same manner as the capital – a guarantee for third parties and which can only be decreased or reduced to zero by way of a new decision of the shareholders' meeting, taken in accordance with the rules applicable to the decrease of the capital.
The board is hereby granted the authority to, in the interest of the Company, restrict or cancel the preferential subscription right of the shareholders with regard to such capital increase, whether or not for the benefit of one or more certain persons, whether or not employees of the company or its subsidiaries."

2. To consider and act upon a proposal to amend the Company's Articles of Association by (i) replacing the references to the Articles of the Belgian Company Law ("*vennootschappenwet*") by references to the Articles of the new Belgian Company Code ("*Wetboek van vennootschappen*"); (ii) converting into euro the current amount of the capital; (iii) introducing the new, statutory abbreviations and (iv) bringing up to date certain terminology, as follows:

   - in Article 5 the amount of the share capital is converted into euro;
   - in Articles 3 and 16 the abbreviation "N.V." is replaced by the statutory abbreviation "NV";
   - in Article 6 the following final paragraph is added: "After conversion into euro, the capital amounted to three million six hundred fifty-nine thousand eight hundred seventy-eight euro fifty-three cent (EUR 3,659,878.53).";
   - in the Articles 9, 20, 28, 29, 36, 43, 45, 49, 50, 52, 53 and 54 the reference to (the Articles of) the Belgian Company Law ("*vennootschappenwet*") are replaced by references to (the Articles of) the new Belgian Company Code ("*Wetboek van vennootschappen*");
   - in the third paragraph of Article 11 the word "*aandeelhoudersregister*" is replaced by the word "*aandelenregister*";
   - in the second and third paragraph of Article 25 the word "*vennoten*" is replaced by the word "*aandeelhouders*";
   - in Articles 32 and 42 the word "*jaarvergadering*" is replaced by the words "*gewone algemene vergadering*";
   - in the third and the final paragraph of Article 32 the words "*bijzondere en*" are included before the words "*buitengewone algemene vergadering*";
   - in the first paragraph of Article 38 and in the title and the fifth and sixth paragraph of Article 42 the word "*balans*" is replaced by the word "*jaarrekening*";
   - in the final paragraph of Article 39 the word "*jaarvergaderingen*" is replaced by the words "*algemene vergaderingen*";
   - in the first paragraph of Article 41 the word "*maatschappelijk*" is omitted;
   - in the first paragraph of Article 42 and the first and third paragraph of Article 43 the word "*bestuursverslag*" is replaced by the word "*jaarverslag*";
   - in the first paragraph of Article 42 the words "*discussieert over*" are replaced by the word "*behandelt*";
   - in the second paragraph of Article 42 the words "*, tenzij het belang van de vennootschap hun stilzwijgen vereist*" are replaced by the words "*voorzover de mededeling van gegevens of*

feiten niet van die aard is dat zij ernstig nadeel zou berokkenen aan de vennootschap, de aandeelhouders of het personeel van de vennootschap";
- in the final paragraph of Article 42 the words "*of met het Wetboek van vennootschappen strijdige*" are included before the word "*verrichtingen*";
- the first paragraph of Article 44 is replaced by the following sentence "*De nettowinst wordt gevormd overeenkomstig de wet.*" ("The net profit is constituted according to law.");
- in the second paragraph of Article 48 the words "*of geen nieuwe aandeelhouder in de vennootschap is opgenomen*" are replaced by the words "*, geen nieuwe aandeelhouder in de vennootschap is opgenomen of zij niet is omgezet in een besloten vennootschap met beperkte aansprakelijkheid*";
- in the first and second paragraph of Article 51 the word "*maatschappelijke*" is omitted.

3. To consider and act upon a proposal to amend the Company's Articles of Association by :

- adding in Article 2 the postal code "3001" before the word "Heverlee";
- replacing in Article 4 the words "*vanaf heden*" ("today") by "*op zevenentwintig juli negentienhonderd negenentachtig*" ("July 27, 1989");
- omitting Article 7.2 with respect to the (by now expired) authorization of the Board of Directors to increase the capital with a maximum of ten percent of the capital in the event of a public take-over bid;
- omitting the second paragraph of Article 10 with respect to the (by now expired) authorization of the Board of Directors to redeem shares to the extent of maximum ten percent of the capital if this is necessary to avoid of an impending serious prejudice for the Company;
- omitting in the second paragraph of Article 11 the words "*, onder voorbehoud van de lock-up bepaling in artikel 11 bis,*" (", subject to the lock-up provision of Section 11bis,");
- omitting Article 11 bis with respect to a (by now expired) prohibition of the transfer of shares by certain stockholders of the Company;
- replacing in the final paragraph of Article 12 and the final paragraph of Article 36 the word "*eenzelfde*" by the words "*een zelfde*" (correction spelling error);
- replacing in the second paragraph of Article 13 the words "*ten haren ohte*" by the words "*ten haren opzichte*" (correction spelling error);
- replacing in the third paragraph of Article 13 the word "*eenzelfde*" by the words "*een zelfde*" (correction spelling error);
- replacing the words after the seventh dash in Article 16 by the words "*bevestiging dat de kandidaat nooit schuldig werd bevonden aan enig misdrijf en dat de kandidaat nooit insolvent of in staat van faillissement werd verklaard.*" ("confirmation that the candidate was never found guilty of any offence, and was never declared insolvent or bankrupt.");
- replacing in the first paragraph of Article 25 the word "*last*" by the word "*laste*" (correction spelling error);
- replacing in the second paragraph of Article 36 the words "*de formule*" by the words "*het model*" (correction language error);
- replacing in the final paragraph of Article 38 the words "*, deze beslist definitief*" by "*, die definitief beslist*" (correction language error);

This English version is translated from the original dutch version and is for information purposes only.

- replacing in the first paragraph of Article 39 and the second paragraph of Article 50 and in the Articles 52 and 53, the word "*huidige*" by the word "*deze*" (correction language error);
- replacing in the second paragraph of Article 39 the words "*de zitting binnen te treden*" by "*aan de vergadering deel te nemen*";
- replacing the second and third paragraph of Article 40 by the sentence: "*De afschriften of uittreksels in rechte of elders voor te leggen en de uitgiften af te leveren aan derden, worden ondertekend door twee bestuurders of door een afgevaardigd bestuurder.*" ("Copies or extracts to be presented before the courts or elsewhere, and the copies to be issued to third persons are signed by two directors or a managing director.");
- replacing in the second paragraph of Article 41 the words "*zet de jaarrekeningen uiteen*" by the words "*stelt de jaarrekening op*" (correction language error);
- adding in the first paragraph of Article 42 the word "*de*" before the word "*commissarissen*" (correction language error);
- replacing the second paragraph of Article 43 by the following sentence: "*Eenieder kan op de zetel van de vennootschap inzage nemen van het jaarverslag en daarvan, op schriftelijke aanvraag, kosteloos een volledig afschrift krijgen.*" ("The annual accounts are available at the company's registered office; upon written request, copies thereof can be obtained for free.");
- replacing in the third paragraph of Article 43 the word "*zijn*" by the word "*haar*" (correction grammatical error);
- inserting in the first paragraph of Article 47 before the word "*beraadslagen*" the word "*te*" (correction grammatical error);
- replacing the final paragraph of Article 47 by "*Wanneer het netto-actief gedaald is tot beneden het wettelijk minimumkapitaal, kan elke belanghebbende van de rechtbank, die een termijn kan toestaan om de toestand te regulariseren, de ontbinding van de vennootschap vorderen.*" ("If the net assets have decreased below the statutory minimum capital, any interested party may claim the winding-up of the company before the court, that may allow a period to regularize the situation.");
- replacing in the first paragraph of Article 49 the word "*voor*" by the word "*om*" (correction grammatical error);
- replacing in the first paragraph of Article 50 the word "*van*" by the word "*aan*" (correction grammatical error);
- replacing in the second paragraph of Article 54 the words "*huidige akte*" by the words "*deze statuten*".

This notice and the attached special report of the Board of Directors with respect to the authorized capital is being sent to each stockholder of record recorded on the Company's stockholder register on March 18, 2002. The Company notes that this notice may be sent by a stockholder (through financial intermediaries) to investors holding a securities account with financial intermediaries and for whom the stockholder is holding (part or all of) its shares; such investors may, if they receive a proxy form of the stockholder concerned, also grant the proxy mentioned below.

The purpose of the accompanying proxy materials is to solicit these persons to grant a revocable proxy to Messrs. Antoon De Proft, Chief Executive Officer of the Company, and Dominique Vercammen, Finance Manager, for the purpose of representing them at the Extraordinary Meeting and exercising the voting rights attaching to their shares or to the shares of record for which they have received a proxy themselves (with power of substitution).

However, the proxies that have been granted for the extraordinary general meeting of May 14, 2002 can still be voted with at the Extraordinary Meeting.

Please note that in accordance with Belgian Company Law, only holders of record of the Common Stock, as recorded on the Company's stockholders' register on the third business day before the date of the Extraordinary Meeting (i.e. May 31, 2002) will be entitled to attend and vote in person at the Extraordinary Meeting.

Proxies that are granted by persons that on March 18, 2002 are recorded on the Company's stockholder register but cease to be a stockholder by the third business day preceding the date of the Extraordinary Meeting, shall be deemed to be null and void.

By Order of the Board of Directors,



Joseph Verjans,
Chairman of the Board of Directors

Heverlee, Belgium
May 21, 2002

You are requested to sign, date and promptly return the accompanying form of Proxy, so that if you are unable to attend the Extraordinary Meeting the shares for which you hold voting rights may nevertheless be voted. However, the Proxy is revocable as described in the proxy statement.

<u>This English version is translated from the original dutch version and is for information purposes only.</u>

PROXY RELATING TO THE EXTRAORDINARY GENERAL MEETING OF ICOS VISION SYSTEMS CORPORATION NV TO BE HELD ON JUNE 5, 2002

The undersigned hereby appoints Antoon De Proft, Chief Executive Officer and Dominique Vercammen, Finance Manager, and each of them, acting singly, with full power of substitution, attorneys and proxies to whom he or she confers all powers to represent the undersigned at the Extraordinary General Meeting of Stockholders (the "Extraordinary Meeting") of ICOS Vision Systems Corporation NV (the "Company") to be held on June 5, 2002 and at any adjournment or adjournments thereof, and to vote all shares of stock which the undersigned may be entitled to vote at said Extraordinary Meeting upon the matters set forth in the Notice of and Proxy Statement for the Meeting in accordance with the instructions on the reverse side or if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company as set out below.

All previous proxies relating to the Extraordinary Meeting are revoked by granting this proxy.

For the purpose of the above, the attorneys and proxies may execute and sign all acts, deeds, minutes, elect domicile, and in general do whatever is necessary or useful for the performance of this proxy, with promise of ratification by the undersigned.

This proxy is revocable by written notice.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. IT WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED ON THE REVERSE SIDE AND IF NO DIRECTION IS INDICATED, IT WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS AS SET OUT BELOW.

EXTRAORDINARY GENERAL MEETING OF
ICOS VISION SYSTEMS CORPORATION NV
TO BE HELD ON JUNE 5, 2002

The Board of Directors recommends a vote for proposals n° 1 through n° 3 of the Extraordinary Meeting of Stockholders :

1. To authorize the Board of Directors, during a period of five (5) years as of the publication of the decision of the Extraordinary Meeting, to increase the capital of the Company in one or more times by a maximum amount of three million six hundred fifty-nine thousand eight hundred seventy-eight point fifty-three euro (issue premium, if any, not included) through a contribution in kind or in cash or the conversion of reserves, including profits brought forward, share premium and revaluation reserves, under the conditions set out in the Board of Directors' special report.

   Accordingly, to replace Article 7.1 of the Company's Articles of Association by the following provision:

   "The Board of Directors is authorized, during a period of five (5) years as of the publication of the modification of the Articles of Association that was decided upon by the extraordinary general meeting that was convened for that purpose on June 5, 2002, to increase the capital of the Company in one or more times by a maximum amount of three million six hundred fifty-nine thousand eight hundred seventy-eight point fifty-three euro (3,659,878.53 EUR) (issue premium, if any, not included) through a contribution in kind or in cash or the conversion of reserves, including profits brought forward, share premium and revaluation reserves.
   The authorization is renewable.
   This authorization may be used under the conditions set out in the Board of Directors' special report. Such capital increases may be realized by (i) issuing shares, (ii) issuing warrants or options that entitle the holder thereof to subscribe for shares, or (iii) issuing convertible loans.
   Issue premiums, if any, shall be booked on a non-disposable account that constitutes – in the same manner as the capital – a guarantee for third parties and which can only be decreased or reduced to zero by way of a new decision of the shareholders' meeting, taken in accordance with the rules applicable to the decrease of the capital.
   The board is hereby granted the authority to, in the interest of the Company, restrict or cancel the preferential subscription right of the shareholders with regard to such capital increase, whether or not for the benefit of one or more certain persons, whether or not employees of the company or its subsidiaries."

FOR	AGAINST	ABSTAIN
☐	☐	☐

2. To amend the Company's Articles of Association by (i) replacing the references to the Articles of the Belgian Company Law ("*vennootschappenwet*") by references to the Articles of the new Belgian Company Code ("*Wetboek van vennootschappen*"); (ii) converting into euro the current amount of the capital; (iii) introducing the new, statutory abbreviations and (iv) bringing up to date certain terminology, as follows:

- in Article 5 the amount of the share capital is converted into euro;
- in Articles 3 and 16 the abbreviation "N.V." is replaced by the statutory abbreviation "NV";
- in Article 6 the following final paragraph is added: "After conversion into euro, the capital amounted to three million six hundred fifty-nine thousand eight hundred seventy-eight euro fifty-three cent (EUR 3,659,878.53).";
- in Articles 9, 20, 28, 29, 36, 43, 45, 49, 50, 52, 53 and 54 the reference to (the Articles of) the Belgian Company Law ("*vennootschappenwet*") are replaced by references to (the Articles of) the new Belgian Company Code ("*Wetboek van vennootschappen*");
- in the third paragraph of Article 11 the word "*aandeelhoudersregister*" is replaced by the word "*aandelenregister*";
- in the second and third paragraph of Article 25 the word "*vennoten*" is replaced by the word "*aandeelhouders*";
- in Articles 32 and 42 the word "*jaarvergadering*" is replaced by the words "*gewone algemene vergadering*";
- in the third and the final paragraph of Article 32 the words "*bijzondere en*" are included before the words "*buitengewone algemene vergadering*";
- in the first paragraph of Article 38 and in the title and the fifth and sixth paragraph of Article 42 the word "*balans*" is replaced by the word "*jaarrekening*";
- in the final paragraph of Article 39 the word "*jaarvergaderingen*" is replaced by the words "*algemene vergaderingen*";
- in the first paragraph of Article 41 the word "*maatschappelijk*" is omitted;
- in the first paragraph of Article 42 and the first and third paragraph of Article 43 the word "*bestuursverslag*" is replaced by the word "*jaarverslag*";
- in the first paragraph of Article 42 the words "*discussieert over*" are replaced by the word "*behandelt*";
- in the second paragraph of Article 42 the words "*, tenzij het belang van de vennootschap hun stilzwijgen vereist*" are replaced by the words "*voorzover de mededeling van gegevens of feiten niet van die aard is dat zij ernstig nadeel zou berokkenen aan de vennootschap, de aandeelhouders of het personeel van de vennootschap*";
- in the final paragraph of Article 42 the words "*of met het Wetboek van vennootschappen strijdige*" are included before the word "*verrichtingen*";
- the first paragraph of Article 44 is replaced by the following sentence "*De nettowinst wordt gevormd overeenkomstig de wet.*" ("The net profit is constituted according to law.");
- in the second paragraph of Article 48 the words "*of geen nieuwe aandeelhouder in de vennootschap is opgenomen*" are replaced by the words "*, geen nieuwe aandeelhouder in de vennootschap is opgenomen of zij niet is omgezet in een besloten vennootschap met beperkte aansprakelijkheid*";
- in the first and second paragraph of Article 51 the word "*maatschappelijke*" is omitted.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3. To amend the Company's Articles of Association by:

- adding in Article 2 the postal code "3001" before the word "Heverlee";
- replacing in Article 4 the words "*vanaf heden*" ("today") by "*op zevenentwintig juli negentienhonderd negenentachtig*" ("July 27, 1989");
- omitting Article 7.2 with respect to the (by now expired) authorization of the Board of Directors to increase the capital with a maximum of ten percent of the capital in the event of a public take-over bid;
- omitting the second paragraph of Article 10 with respect to the (by now expired) authorization of the Board of Directors to redeem shares to the extent of maximum ten percent of the capital if this is necessary to avoid of an impending serious prejudice for the Company;
- omitting in the second paragraph of Article 11 the words "*, onder voorbehoud van de lock-up bepaling in artikel 11 bis,*" (", subject to the lock-up provision of Section 11bis,");
- omitting Article 11 bis with respect to a (by now expired) prohibition of the transfer of shares by certain stockholders of the Company;
- replacing in the final paragraph of Article 12 and the final paragraph of Article 36 the word "*eenzelfde*" by the words "*een zelfde*" (correction spelling error);
- replacing in the second paragraph of Article 13 the words "*ten haren ohte*" by the words "*ten haren opzichte*" (correction spelling error);
- replacing in the third paragraph of Article 13 the word "*eenzelfde*" by the words "*een zelfde*" (correction spelling error);
- replacing the words after the seventh dash in Article 16 by the words "*bevestiging dat de kandidaat nooit schuldig werd bevonden aan enig misdrijf en dat de kandidaat nooit insolvent of in staat van faillissement werd verklaard.*" ("confirmation that the candidate was never found guilty of any offence, and was never declared insolvent or bankrupt.");
- replacing in the first paragraph of Article 25 the word "*last*" by the word "*laste*" (correction spelling error);
- replacing in the second paragraph of Article 36 the words "*de formule*" by the words "*het model*" (correction language error);
- replacing in the final paragraph of Article 38 the words "*, deze beslist definitief*" by "*, die definitief beslist*" (correction language error);
- replacing in the first paragraph of Article 39 and the second paragraph of Article 50 and in Articles 52 and 53 the word "*huidige*" by the word "*deze*" (correction language error);
- replacing in the second paragraph of Article 39 the words "*de zitting binnen te treden*" by "*aan de vergadering deel te nemen*";
- replacing the second and third paragraph of Article 40 by the sentence: "*De afschriften of uittreksels in rechte of elders voor te leggen en de uitgiften af te leveren aan derden, worden ondertekend door twee bestuurders of door een afgevaardigd bestuurder.*" ("Copies or extracts to be presented before the courts or elsewhere, and the copies to be issued to third persons are signed by two directors or a managing director.");
- replacing in the second paragraph of Article 41 the words "*zet de jaarrekeningen uiteen*" by the words "*stelt de jaarrekening op*" (correction language error);
- adding in the first paragraph of Article 42 the word "*de*" before the word "*commissarissen*" (correction language error);
- replacing the second paragraph of Article 43 by the following sentence: "*Eenieder kan op de zetel van de vennootschap inzage nemen van het jaarverslag en daarvan, op schriftelijke aanvraag, kosteloos een volledig afschrift krijgen.*" ("The annual accounts

are available at the company's registered office; upon written request, copies thereof can be obtained for free.");

- replacing in the third paragraph of Article 43 the word "*zijn*" by the word "*haar*" (correction grammatical error);
- inserting in the first paragraph of Article 47 before the word "*beraadslagen*" the word "*te*" (correction grammatical error);
- replacing the final paragraph of Article 47 by "*Wanneer het netto-actief gedaald is tot beneden het wettelijk minimumkapitaal, kan elke belanghebbende van de rechtbank, die een termijn kan toestaan om de toestand te regulariseren, de ontbinding van de vennootschap vorderen.*" ("If the net assets have decreased below the statutory minimum capital, any interested party may claim the winding-up of the company before the court, that may allow a period to regularize the situation.");
- replacing in the first paragraph of Article 49 the word "*voor*" by the word "*om*" (correction grammatical error);
- replacing in the first paragraph of Article 50 the word "*van*" by the word "*aan*" (correction grammatical error);
- replacing in the second paragraph of Article 54 the words "*huidige akte*" by the words "*deze statuten*".

FOR	AGAINST	ABSTAIN
☐	☐	☐

☐ MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT.

☐ MARK HERE IF YOU PLAN TO ATTEND THE EXTRAORDINARY MEETING OF STOCKHOLDERS.

DATE : ______________________

NAME : ______________________

SIGNATURE : ______________________

PROXY STATEMENT
FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 5, 2002

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of ICOS Vision Systems Corporation NV, a Belgium corporation (the "Company"), with its principal executive offices at Researchpark Haasrode - Zone 1, Esperantolaan, 9 - 3001 Heverlee, Belgium, for use at the Extraordinary General Meeting of Stockholders (the "Extraordinary Meeting"or the "Meeting") to be held on June 5, 2002, and at any adjournment or adjournments thereof. The enclosed proxies relating to the Meeting are solicited on behalf of the board of directors of the Company (the "Board of Directors") and the cost of such solicitation will be borne by the Company. It is expected that this proxy statement and the accompanying proxies will be mailed on or about May 21, 2002. Certain of the officers and regular employees of the Company may solicit proxies by correspondence, telephone or in person, without extra compensation. The Company may also pay to banks, brokers, nominees and certain fiduciaries their reasonable expenses incurred in forwarding these proxy materials.

Only holders of record of the Common Stock as recorded on the Company's stockholder register on the third business day before the date of the Meeting will be entitled to personally attend and vote their shares at the Meeting. Proxies that are granted by persons that on March 18, 2002 (the "Record Date") are holders of record of the Common Stock but cease to be so by the third business day preceding the date of the Meeting, shall be deemed to be null and void.

No attendance quorum applies for the Meeting.

The affirmative vote of the holders of a 75% of the shares of Common Stock present in person or by proxy and entitled to vote at the Extraordinary Meeting is required to approve each of the proposals for the Extraordinary Meeting.

As of March 18, 2002 there were outstanding and entitled to vote 10,507,810 shares of Common Stock. Each share of Common Stock entitled to vote at the Meeting has one vote and may be voted either in person or by proxy.

Stockholders who plan to attend the Meeting in person and who meet the above-mentioned requirements to be entitled to vote at the Meeting, are asked to inform the Company by marking the appropriate box on the enclosed proxies and returning the same to the address mentioned on the enclosed envelope.

Stockholders or their duly empowered proxyholders who meet the above-mentioned requirements to be entitled to vote at the Meeting and who plan to vote by proxy but had not yet granted a proxy for the extraordinary general meeting of May 14, 2002 or who wish to grant a different proxy, are asked to sign, date and promptly return the accompanying forms of proxy.

The enclosed proxies, if properly executed and returned, will be voted as directed on the proxy or, in the absence of such direction, for each of the proposals as recommended by the Board of Directors. Such proxies may be revoked at any time prior to exercise by filing with the Company

This English version is translated from the original dutch version and is for information purposes only.

written revocation, by executing proxies with a later date, or by attending and voting in person at the Meeting.

Report concerning the Extraordinary Meeting

In compliance with Belgian law, the Board of Directors' special report with respect to the authorized capital pursuant to Article 604 of the Belgian Company Code is enclosed.

PROPOSALS FOR THE EXTRAORDINARY MEETING

PROPOSAL NO. 1 – PROPOSAL TO AUTHORIZE THE BOARD OF DIRECTORS TO INCREASE THE COMPANY'S CAPITAL AND ACCORDINGLY AMEND THE ARTICLES OF ASSOCIATION

The Board of Directors approved and recommends to authorize the Board of Directors, during a period of five (5) years as of the publication of the decision of the Extraordinary Meeting, to increase the capital of the Company in one or more times by a maximum amount of three million six hundred fifty-nine thousand eight hundred seventy-eight point fifty-three euro (issue premium, if any, not included) through a contribution in kind or in cash or the conversion of reserves, including profits brought forward, share premium and revaluation reserves, under the conditions set out in the Board of Directors' special report.

Accordingly, the Board of Directors approved and recommends to replace Article 7.1 of the Company's Articles of Association by the following provision:

> "The Board of Directors is authorized, during a period of five (5) years as of the publication of the modification of the Articles of Association that was decided upon by the extraordinary general meeting that was convened for that purpose on June 5, 2002, to increase the capital of the Company in one or more times by a maximum amount of three million six hundred fifty-nine thousand eight hundred seventy-eight point fifty-three euro (3,659,878.53 EUR) (issue premium, if any, not included) through a contribution in kind or in cash or the conversion of reserves, including profits brought forward, share premium and revaluation reserves.
> The authorization is renewable.
> This authorization may be used under the conditions set out in the Board of Directors' special report. Such capital increases may be realized by (i) issuing shares, (ii) issuing warrants or options that entitle the holder thereof to subscribe for shares, or (iii) issuing convertible loans.
> Issue premiums, if any, shall be booked on a non-disposable account that constitutes – in the same manner as the capital – a guarantee for third parties and which can only be decreased or reduced to zero by way of a new decision of the shareholders' meeting, taken in accordance with the rules applicable to the increase of the capital.

This English version is translated from the original dutch version and is for information purposes only.

The board is hereby granted the authority to, in the interest of the Company, restrict or cancel the preferential subscription right of the shareholders with regard to such capital increase, whether or not for the benefit of one or more certain persons, whether or not employees of the company or its subsidiaries."

The affirmative vote of the holders of 75% of the shares of Common Stock present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of this Proposal No. 1.

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 2 – PROPOSAL TO BRING THE ARTICLES OF ASSOCIATION UP TO DATE

The Board of Directors approved and recommends to amend the Company's Articles of Association by (i) replacing the references to the Articles of the Belgian Company Law ("*vennootschappenwet*") by references to the Articles of the new Belgian Company Code ("*Wetboek van vennootschappen*"); (ii) converting into euro the current amount of the capital; (iii) introducing the new, legal abbreviations and (iv) bringing up to date certain terminology, as follows:

- in Article 5 the amount of the share capital is conversed into euro;
- in Articles 3 and 16 the abbreviation "N.V." is replaced by the statutory abbreviation "NV";
- in Article 6 the following final paragraph is added: "After conversion into euro, the capital amounted to three million six hundred fifty-nine thousand eight hundred seventy-eight euro fifty-three cent (EUR 3,659,878.53).";
- in Articles 9, 20, 28, 29, 36, 43, 45, 49, 50, 52, 53 and 54 the reference to (the Articles of) the Belgian Company Law ("*vennootschappenwet*") are replaced by references to (the Articles of) the new Belgian Company Code ("*Wetboek van vennootschappen*");
- in the third paragraph of Article 11 the word "*aandeelhoudersregister*" is replaced by the word "*aandelenregister*";
- in the second and third paragraph of Article 25 the word "*vennoten*" is replaced by the word "*aandeelhouders*";
- in Articles 32 and 42 the word "*jaarvergadering*" is replaced by the words "*gewone algemene vergadering*";
- in the third and the final paragraph of Article 32 the words "*bijzondere en*" are included before the words "*buitengewone algemene vergadering*";
- in the first paragraph of Article 38 and in the title and the fifth and sixth paragraph of Article 42 the word "*balans*" is replaced by the word "*jaarrekening*";
- in the final paragraph of Article 39 the word "*jaarvergaderingen*" is replaced by the words "*algemene vergaderingen*";
- in the first paragraph of Article 41 the word "*maatschappelijk*" is omitted;

- in the first paragraph of Article 42 and the first and third paragraph of Article 43 the word "*bestuursverslag*" is replaced by the word "*jaarverslag*";
- in the first paragraph of Article 42 the words "*discussieert over*" are replaced by the word "*behandelt*";
- in the second paragraph of Article 42 the words "*, tenzij het belang van de vennootschap hun stilzwijgen vereist*" are replace by the words "*voorzover de mededeling van gegevens of feiten niet van die aard is dat zij ernstig nadeel zou berokkenen aan de vennootschap, de aandeelhouders of het personeel van de vennootschap*";
- in the final paragraph of Article 42 the words "*of met het Wetboek van vennootschappen strijdige*" are included before the word "*verrichtingen*";
- the first paragraph of Article 44 is replaced by the following sentence "*De nettowinst wordt gevormd overeenkomstig de wet.*" ("The net profit is constituted according to law.");
- in the second paragraph of Article 48 the words "*of geen nieuwe aandeelhouder in de vennootschap is opgenomen*" are replaced by the words "*, geen nieuwe aandeelhouder in de vennootschap is opgenomen of zij niet is omgezet in een besloten vennootschap met beperkte aansprakelijkheid*";
- in the first and second paragraph of Article 51 the word "*maatschappelijke*" is omitted.

The affirmative vote of the holders of 75% of the shares of Common Stock present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of this Proposal No. 2.

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 3 – PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION

The Board of Directors approved and recommends to amend the Company's Articles of Association by :

- adding in Article 2 the postal code "3001" before the word "Heverlee";
- replacing in Article 4 the word "*vanaf heden*" ("today") by "*op zevenentwintig juli negentienhonderd negenentachtig*" ("July 27, 1989");
- omitting Article 7.2 with respect to the (by now expired) authorization of the Board of Directors to increase the capital with a maximum of ten percent of the capital in the event of a public take-over bid;
- omitting the second paragraph of Article 10 with respect to the (by now expired) authorization of the Board of Directors to redeem shares to the extent of maximum ten percent of the capital if this is necessary to avoid of an impending serious prejudice for the Company;
- omitting in the second paragraph of Article 11 the words "*, onder voorbehoud van de lock-up bepaling in artikel 11 bis,*" (", subject to the lock-up provision of Section 11bis,");
- omitting Article 11 bis with respect to a (by now expired) prohibition of the transfer of shares by certain stockholders of the Company;

- replacing in the final paragraph of Article 12 and the final paragraph of Article 36 the word "*eenzelfde*" by the words "*een zelfde*" (correction spelling error);
- replacing in the second paragraph of Article 13 the words "*ten haren ohte*" by the words "*ten haren opzichte*" (correction spelling error);
- replacing in the third paragraph of Article 13 the word "*eenzelfde*" by the words "*een zelfde*" (correction spelling error);
- replacing the words after the seventh dash in Article 16 by the words "*bevestiging dat de kandidaat nooit schuldig werd bevonden aan enig misdrijf en dat de kandidaat nooit insolvent of in staat van faillissement werd verklaard.*" ("confirmation that the candidate was never found guilty of any offence, and was never declared insolvent or bankrupt.");
- replacing in the first paragraph of Article 25 the word "*last*" by the word "*laste*" (correction spelling error);
- replacing in the second paragraph of Article 36 the words "*de formule*" by the words "*het model*" (correction language error);
- replacing in the final paragraph of Article 38 the words "*, deze beslist definitief*" by "*, die definitief beslist*" (correction language error);
- replacing in the first paragraph of Article 39 and the second paragraph of Article 50 and in Articles 52 and 53 the word "*huidige*" by the word "*deze*" (correction language error);
- replacing in the second paragraph of Article 39 the words "*de zitting binnen te treden*" by "*aan de vergadering deel te nemen*";
- replacing the second and third paragraph of Article 40 by the sentence: "*De afschriften of uittreksels in rechte of elders voor te leggen en de uitgiften af te leveren aan derden, worden ondertekend door twee bestuurders of door een afgevaardigd bestuurder.*" ("Copies or extracts to be presented before the courts or elsewhere, and the copies to be issued to third persons are signed by two directors or a managing director.");
- replacing in the second paragraph of Article 41 the words "*zet de jaarrekeningen uiteen*" by the words "*stelt de jaarrekening op*" (correction language error);
- adding in the first paragraph of Article 42 the word "*de*" before the word "*commissarissen*" (correction language error);
- replacing the second paragraph of Article 43 by the following sentence: "*Eenieder kan op de zetel van de vennootschap inzage nemen van het jaarverslag en daarvan, op schriftelijke aanvraag, kosteloos een volledig afschrift krijgen.*" ("The annual accounts are available at the company's registered office; upon written request, copies thereof can be obtained for free.");
- replacing in the third paragraph of Article 43 the word "*zijn*" by the word "*haar*" (correction grammatical error);
- inserting in the first paragraph of Article 47 before the word "*beraadslagen*" the word "*te*" (correction grammatical error);
- replacing the final paragraph of Article 47 by "*Wanneer het netto-actief gedaald is tot beneden het wettelijk minimumkapitaal, kan elke belanghebbende van de rechtbank, die een termijn kan toestaan om de toestand te regulariseren, de ontbinding van de vennootschap vorderen.*" ("If the net assets have decreased below the statutory minimum capital, any interested party may claim the winding-up of the company before the court, that may allow a period to regularize the situation.");
- replacing in the first paragraph of Article 49 the word "*voor*" by the word "*om*" (correction grammatical error);

<u>*This English version is translated from the original dutch version and is for information purposes only.*</u>

- replacing in the first paragraph of Article 50 the word "*van*" by the word "*aan*" (correction grammatical error);
- replacing in the second paragraph of Article 54 the words "*huidige akte*" by the words "*deze statuten*".

The affirmative vote of the holders of 75% of the shares of Common Stock present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of this Proposal No. 3.

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

OTHER MATTERS

Voting Procedures

Only stockholders of record recorded on the Company's stockholder register on March 18, 2002 (the "Record Date") will be entitled to receive this proxy statement. Please note that in accordance with Belgian Company Law, only holders of record of the Common Stock, as recorded on the Company's stockholders' register on the third business day before the date of the Meeting, or their duly empowered proxyholders, will be entitled to attend and vote at the Meeting. Proxies that are granted by persons that on the Record Date are holders of record of the Common Stock but cease to be so by the third business day preceding the date of the Meeting, shall be deemed to be null and void.

The votes cast at the Meeting will be tabulated by an inspector of elections appointed by the Chairman.

No attendance quorum applies for the Extraordinary Meeting. The affirmative vote of the holders of a 75% of the shares of Common Stock present in person or by proxy and entitled to vote at the Extraordinary Meeting is required to approve each of the proposals for the Extraordinary Meeting.

Annual Report on Form 20-F

Copies of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 will be available to stockholders or their duly empowered representatives without charge upon written request addressed to Investor Relations, ICOS Vision Systems Corporation N.V. Researchpark Haasrode- Zone 1, Esperantolaan, 9, 3001 Heverlee, Belgium.

IT IS IMPORTANT THAT THE PROXY BE RETURNED PROMPTLY. THEREFORE, YOU ARE URGED TO FILL IN, SIGN AND RETURN THE ACCOMPANYING FORM OF PROXY.

This English version is translated from the original dutch version and is for information purposes only.